January 6, 2017
Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Craig Arakawa, Accounting Branch Chief,
Office of Beverages, Apparel and Mining
Steve Lo
Joel Parker
Re:    Cliffs Natural Resources Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 24, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed October 27, 2016
File No. 001-08944
Ladies and Gentlemen:
Cliffs Natural Resources Inc., an Ohio corporation (“we,” “us,” “our” or the “Company”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated December 22, 2016 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 filed on February 24, 2016 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 filed on October 27, 2016.
Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.
Form 10-K for the Year Ended December 31, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Segment Information, page 60

1.
We note you present per ton information by segments on pages 62, 64, 66, 68 and 76 for cash production cost, non-production cash cost and cost of goods sold and operating expense rate excluding DDA, which are not based on GAAP numbers. Please revise your disclosure to label these per ton information as non-GAAP financial measures and provided required disclosures pursuant to Item 10(e)(1)(i) of Regulation S-K. In addition, disclose how you define and derive each of these per ton information and tell us why you do not discuss period-over-period changes of these per ton information.

Response:
We acknowledge the Staff’s comment regarding identifying cash production cost per ton, non-production cash cost per ton and cost of goods sold and operating expense rate excluding DDA per ton as non-GAAP measures. In response to the Staff’s comment and in light of the Staff's general concern with the prominence of non-GAAP financial measures, we will no longer disclose cash production cost per ton and non-production cash cost per ton in future filings. Instead, we will provide simplified disclosures, considering the requirements of Item 10(e)(1)(i) of Regulation S-K, consistent with those below in future public disclosures, to the extent applicable:
U.S. Iron Ore
The following is a summary of U.S. Iron Ore results for the years ended December 31, 2015 and 2014:

	(In Millions)
			Changes due to:
	Year Ended December 31,		Revenue and cost rate	Sales volume	Idle cost/production volume variance	Freight and reimburse-ment	Total change
	2015	2014
Revenues from product sales and services	$1,525.4	$2,506.5	$(401.9)	$(465.4)	$—	$(113.8)	$(981.1)
Cost of goods sold and operating expenses	(1,298.3)	(1,796.1)	140.2	305.3	(61.5)	113.8	497.8
Sales margin	$227.1	$710.4	$(261.7)	$(160.1)	$(61.5)	$—	$(483.3)

	Year Ended December 31,
Per Sales Ton Information	2015	2014	Difference	Percent change
Realized product revenue rate[1]	$79.12	$102.36	$(23.24)	(22.7)%
Cash cost of goods sold and operating expense rate[1,2]	60.27	64.91	(4.64)	(7.1)%
Depreciation, depletion & amortization rate	5.72	4.92	0.80	16.3%
Total cost of goods sold and operating expense rate	65.99	69.83	(3.84)	(5.5)%
Sales margin	$13.13	$32.53	$(19.40)	(59.6)%

Sales tons[3] (In thousands)	17,292	21,840
Production tons[3] (In thousands)
Total	26,138	29,733
Cliffs’ share of total	19,317	22,431
[1] Excludes revenues and expenses related to domestic freight, which are offsetting and have no impact on sales margin. Revenues also exclude venture partner cost reimbursements.
[2] Cash cost of goods sold and operating expense rate is a non-GAAP financial measure. See "Non-GAAP Reconciliation" for reconciliation in dollars back to our consolidated financial statements.
[3] Tons are long tons (2,240 pounds).

Non-GAAP Reconciliation
We present cash cost of goods sold and operating expense rate per long/metric ton, which is a non-GAAP financial measure that management uses in evaluating operating performance. We believe our presentation of non-GAAP cash cost of goods sold and operating expense rate to be a widely-acknowledged and useful measure of productivity and performance by our investors and other users of financial information, particularly in the capital intensive industry in which we operate. The presentation of this measure is not intended to be considered in isolation from, as a substitute for, or as superior to, the financial information prepared and presented in accordance with U.S. GAAP. The presentation of this financial measure may be different from non-GAAP financial measures used by other companies. Below is a reconciliation in dollars of this non-GAAP measure to our consolidated financial statements.

	(In Millions)
	Year Ended December 31,			Year Ended December 31,
	2015			2014
	U.S. Iron Ore	Asia Pacific Iron Ore	Total	U.S. Iron Ore	Asia Pacific Iron Ore	Total
Cost of goods sold and operating expenses	$(1,298.3)	$(478.5)	$(1,776.8)	$(1,796.1)	$(745.0)	$(2,541.1)
Less:
Freight and reimbursements	(157.3)	(23.6)	(180.9)	(271.1)	(6.9)	(278.0)
Depreciation, depletion & amortization	(98.9)	(25.3)	(124.2)	(107.4)	(145.9)	(253.3)
Elimination with discontinued operations	—	—	—	—	—	53.6
Cash cost of goods sold and operating expenses	$(1,042.1)	$(429.6)	$(1,471.7)	$(1,417.6)	$(592.2)	$(2,009.8)
In addition, we will continue to provide disclosure as recommended by the Staff in future public disclosures regarding such forward-looking non-GAAP financial measures, within our Outlook to the extent applicable:
The following table provides a summary of our 2016 guidance for our two business segments:

	2016 Outlook Summary
Per Sales Ton Information	U.S. Iron Ore[1]	Asia Pacific Iron Ore[2]
Cash cost of goods sold and operating expense rate[3]	$55 - $60	$30 - $35
Depreciation, depletion & amortization rate	$7	$2
Total cost of goods sold and operating expense rate	$62 - $67	$32 - $37

Sales volume (million tons)	17.5	11.5
Production volume (million tons)	16	11.5
1 U.S. Iron Ore tons are reported in long tons of pellets.
[2] Asia Pacific Iron Ore tons are reported in metric tons of lump and fines.
3 We present cash cost of goods sold and operating expense rate per long/metric ton, which is a non-GAAP financial measure that management uses in evaluating operating performance. We believe our presentation of non-GAAP cash cost of goods sold and operating expenses is useful to investors because it excludes depreciation, depletion and amortization, which are non-cash, thus providing a more accurate view of the cash outflows related to the sale of iron ore. The presentation of this measure is not intended to be considered in isolation from, as a substitute for, or as superior to, the financial information prepared and presented in accordance with U.S. GAAP. The presentation of this measure may be different from non-GAAP financial measures used by other companies.

In response to the Staff’s comment, we have historically discussed period-over-period variances either in full dollars or on a per ton basis, based on what we believe would be most insightful to our investors without duplication of explanations. In future filings, we will expand our disclosure to include both full dollar and per ton variance explanations.

Form 10-Q for the Quarterly Period Ended September 30, 2016
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Valuation of Other Long-Lived Assets, page 56

2.	Please tell us how you have considered the indefinite idling of the Empire mine in evaluating the recoverability of the related long-lived assets.
Response:
We acknowledge the Staff’s comment regarding the impact of the indefinite idling of the Empire mine on evaluating the recoverability of the related long-lived assets. Consistent with our "Long-Lived Tangible and Intangible Assets" policy found in Item 8: Note 1 of our Form 10-K (page 94):
"We monitor conditions that may affect the carrying value of our long-lived tangible and intangible assets when events and circumstances indicate that the carrying value of the asset groups may not be recoverable. In order to determine if assets have been impaired, assets are grouped and tested at the lowest level for which identifiable, independent cash flows are available ("asset group"). An impairment loss exists when projected undiscounted cash flows are less than the carrying value of the asset group. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach."
The Empire mine is considered an asset group and as of September 30, 2016, the total remaining carrying value of long-lived assets was $12.5 million. Upon the depletion of the remaining economic mineral reserves, the Empire mine was indefinitely idled on August 3, 2016. Consistent with our depreciation policy found in Item 8: Note 1 of our Form 10-K (page 93):
"Depreciation of plant and equipment is computed principally by the straight-line method based on estimated useful lives, not to exceed the mine lives."
As such, the Empire mine fully depreciated all fixed assets leading up to the indefinite idle, with the exception of those assets that were expected to be transferred to the Tilden mine due to the close proximity to the Empire mine. The assets that were anticipated to be transferred to the Tilden mine were depreciated down to their respective residual value. The Empire and Tilden mines are not wholly owned subsidiaries; we have 79 percent and 85 percent ownership through our subsidiary The Cleveland-Cliffs Iron Company, respectively, and the partners in each partnership are different (i.e. ArcelorMittal USA for the Empire mine and U.S. Steel Corporation for the Tilden mine). Therefore, the transactions between the two partnerships were treated as arms-length transactions between two non-related third-parties that occurred during the third and fourth quarters of 2016. As of December 31, 2016, the total remaining carrying value of long-lived assets of the Empire mine is zero dollars and no impairment was recorded.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216.694.4395.

Sincerely yours,
/s/ Timothy K. Flanagan
Timothy K. Flanagan
Executive Vice President, Chief Financial Officer & Treasurer

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